September 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Request for Acceleration

ClearSign Combustion Corporation - Registration Statement on Form S-3

(SEC File No. 333-227169)

Mr. Jones:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ClearSign Combustion Corporation (the “Company”) respectfully requests that its Registration Statement on Form S-3 (SEC File No. 333-227169) be ordered effective at 5:00 p.m., Washington, D.C. time, on September 21, 2018, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Melanie Figueroa at (917) 546-7707, or in her absence, Mary Ann Sapone at (310) 312-3258.

Sincerely,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ Stephen E. Pirnat
Stephen E. Pirnat, Chief Executive Officer